Hydrogenics Corporation Third Quarter 2007 Results www.hydrogenics.com

Agenda 1. Introduction 2. Business Update 3. Financial Overview 4. Q & A

Safe Harbor Statement This presentation may contain statements that are forward- looking. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors discussed in today's press release, in the management's discussion and analysis section of our interim and most recent annual consolidated financial statements or in other reports and filings with the United States Securities and Exchange Commission and applicable Canadian securities regulatory authorities. We do not undertake any duty to update any forward-looking statements.

1. Introduction 2. Business Update 3. Financial Overview 4. Take-aways 5. Q & A

Continuous Results Improvement FOCUS 3 Unfocused Business Units Broad span resource allocation Multiple one-off design projects Technology push 2 Units with strong growth strategy Focused capability on commercial markets Standard products Market pull with customer focus DISCIPLINE Annualized cost reduction totalling > $ 6 Million Project management discipline with improving margins Target oriented management with Key Performance Indicators Technology and commercialization road maps Structured Strategic and annual planning

Strategic Focus: Test Equipment Business Closure We do not see the required trajectory toward profitability or growth for continuing the business We expect to utilize between $3.5 million and $4.0 million of cash resources, with a corresponding charge to earnings, related to the closure of this business, the majority of which is anticipated to be incurred prior to December 31, 2007. We expect the windup to take up to two years as we will be required to incur costs related to severance, facility closure and warranty obligations The decision to close was taken after careful consideration of all other exit alternatives By exiting this business, we will be able to better focus resources on our Onsite Generation and Power Systems business units with higher growth prospects Our OnSite Generation and Power Systems businesses including the provision of testing services are not impacted by our decision to close

Commercialization progress for fuel cell power systems continues..... Class 1 forklift application shows good growth prospects on several fronts Major build underway for 60+ HyPX units Secured orders with 4 out of the 5 top global forklift OEMs Backup power applications Secured additional OEM support for DC backup power Delivered first European DC trial Continuing good progress with newly merged APC-MGE

Our business mix strategy is anticipated to drive growth

Hydrogen - Here and NOW

A portfolio of venture options in hydrogen - giving us strategic flexibility in emerging technology space and giving our investors risk mitigation We have strong links with renewable energy - to realize the opportunity created by the multiple drivers of climate change, environmental technology and energy security We pursue a stepping stone integration of attractive applications - occupying the highest value realization space in the value chain We execute with cost, quality and reliability leadership We sell high value solutions to our customers Changing Power ...Powering Change. Hydrogenics is.....

1. First Quarter Results 2. Business Update 3. Financial Overview 4. Take-aways 5. Q & A

OnSite Generation Power Systems Test Systems '06 5 1.9 2.1 '07 6.2 1 3.4 Notes Revenues increased 18% to $10.6 million and reflect increased Onsite Generation and Test Systems revenue of $1.2 million and $1.3 million respectively, partially offset by $0.9 million of decreased Power Systems revenues. Revenues in our Power Systems business unit decreased as a result of focusing our efforts on material handling and backup power applications which have longer lead times. Revenues Revenues Three months ended September 30, 2007 3rd Qtr 3rd Qtr 2006 9 2007 10.6 $M $M 18% Revenues by Business Unit

Revenues OnSite Generation Power Systems Test Systems '06 8.9 4.1 7.5 '07 13.3 4.3 9.3 Notes Revenues increased 31% to $26.9 million and reflects increased revenues in each of our business units. Revenues Nine months ended September 30, 2007 6 Mos 6 Mos 2006 20.5 2007 26.9 $M $M 31% Revenues by Business Unit

Gross Profit 2006 2007 '04 6.3 10.2 OnSite Generation Power Systems Test Systems '06 -10.7 27.9 27.5 '07 12.8 -39.4 19.9 Gross Profit Notes Gross profit increase reflects higher revenues driving favourable absorption of overhead in the OnSite Generation business unit partially offset by lower revenues and product mix in our Power Systems business unit and $0.6 million of inventory reserves. Gross profit was $1.1 million for the three months ended September 30, 2007 segmented by business unit as follows: OnSite Generation $0.9 million, Power Systems negative $0.4 million and Test Systems $0.6 million. Three months ended September 30, 2007 Gross Profit by Business Unit % % 3.9 percentage points

OnSite Generation Power Systems Test Systems '06 -32.5 34.7 31.4 '07 2.9 10.8 22.5 Gross Profit Notes Gross profit of 11% was due to the absence of $1.8 million in special warranty reserves taken in the second quarter of 2006, combined with more favourable overhead absorption as a result of the resumption of deliveries of our OnSite Generation products. Gross profit was $3.0 million for the nine months ended September 30, 2007 segmented by business unit as follows: OnSite Generation $0.4 million, Power Systems $0.5 million and Test Systems $2.1 million. Nine months ended September 30, 2007 Gross Profit by Business Unit % % 2006 2007 '04 4 11 Gross Profit 7.0 percentage points 10.8

2006 2007 SG&A 6.6 4.8 R&D 2.7 3.1 15% Cash Operating Expenses Notes 2007 SG&A expenses decreased by 24%, primarily as a result of the absence of $1.7 million of expenses related to Sarbanes-Oxley Act compliance, compensation and other business matters in the third quarter of 2006 along with the results of streamlining our operations in the first quarter of 2007, partially offset by the impact of a weakening of the U.S. dollar relative to the Euro and Canadian dollar. 2007 R&D expenses increased by 13%, primarily as a result of decreased research and third party product development funding. Three months ended September 30, 2007 $M 7.9 9.3 Footnote: Cash operating expenses are defined as the sum of selling, general and administrative expenses and research and product development expenses less stock-based compensation expenses. This is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to slide24 for a reconciliation of this measure to loss from operations.

2006 2007 SG&A 18.8 15.8 R&D 5.9 7.6 Cash Operating Expenses Notes 2007 SG&A expenses decreased 15%, primarily attributable to the absence of $3.6 million of costs related to Sarbanes-Oxley Act compliance, compensation and other business strategy matters combined with the results of streamlining our operations and offset by: (i) $2.1 million in severance costs accrued in the first quarter of 2007; and (ii) $0.7 million of higher costs as a result of the weakening of the U.S. dollar relative to the Euro and Canadian dollar. 2007 R&D expenses increased 29%, primarily as a result of a decrease in third party funding agreements. Nine months ended September 30, 2007 $M Footnote: Cash operating expenses are defined as the sum of selling, general and administrative expenses and research and product development expenses less stock-based compensation expenses. This is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to slide24 for a reconciliation of this measure to loss from operations. 5% 23.4 24.7

2006 2007 Cash Loss 8.3 5.4 Non-cash Expenses 82.4 1.1 Net Loss Three months ended September 30, 2007 $M 6.5 90.7 93% Note Net loss of $90.7 million in 2006 was substantially due to the impairment of goodwill and intangible assets. Prior to reflecting the impairment of goodwill and intangible assets in 2006, net loss was $10.8 million, a 40% reduction compared to 2006.

2006 2007 Cash Loss 21.5 16.2 Non-cash Expenses 87.2 2.4 Net Loss $M 18.6 108.7 Nine months ended September 30, 2007 83% Note Net loss of $108.7 million in 2006 was substantially due to the impairment of goodwill and intangible assets. Prior to reflecting the impairment of goodwill and intangible assets in 2006, net loss was $10.2 million, a 36% reduction compared to 2006.

Balance Sheet Highlights Cash and cash equivalents and short-term investments $ 37.9 $ 60.3 (22.4) (37.1) Accounts and grants receivable 10.3 11.6 (1.3) (11.2) Inventories 16.4 12.7 3.7 29.1 Accounts payable and accrued liabilities 18.0 21.4 (3.4) (15.9) Dec. 31 2006 $ % As at September 30, 2007 ($M) Change Sept. 30 2007

Order Backlog Q2 Backlog Orders Received Orders Delivered Q3 Backlog OnSite Generation $ 19.5 $ 5.2 $ 6.1 $ 18.6 Power Systems 7.6 1.4 1.0 8.0 Test Systems 6.1 1.6 3.5 4.2 Total $ 33.2 $ 8.2 $ 10.6 $ 30.8 As at September 30, 2007 ($M) Note In addition to revenue recognized in the nine months ended September 30, 2007, we currently expect to deliver and recognize as revenue, approximately one-third of our total order backlog in the remainder of 2007.

Q3 Results * EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, stock-based compensation, and amortization. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses EBITDA as a useful measure of cash flows. Refer to slide 25 for a reconciliation of this measure. 2007 2006 Change Change $ $ $ % Revenues 10.6 9.0 1.6 17.8 Gross Profit 1.1 0.6 0.5 83.3 % of Revenues 10.2 6.3 Operating Expenses Selling, general and administrative 4.8 6.6 (1.8) (27.2) Research and product development 3.1 2.7 0.4 14.8 Total operating expenses 7.9 9.3 (1.4) (15.1) EBITDA* (6.8) (8.7) (1.9) (21.8) (in $ millions)

2007 Nine Month Results (in $ millions) * EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, stock-based compensation, and amortization. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses EBITDA as a useful measure of cash flows. Refer to slide 25 for a reconciliation of this measure. 2007 2006 Change Change $ $ $ % Revenues 26.9 20.5 6.4 31.2 Gross Profit 3.0 0.8 2.2 275.0 % of Revenues 11.0 4.0 Operating Expenses Selling, general and administrative 15.8 8.8 (3.0) (16.0) Research and product development 7.6 5.9 1.7 28.8 Total operating expenses 23.4 24.7 (1.3) (5.3) EBITDA* (20.4) (23.9) (3.5) (14.6)

Reconciliation of Non-GAAP Measures Three months ended September 30, 2007 Nine months ended September 30, 2007 Cash Operating Costs $ 7.9 $ 23.4 Less: Gross profit 1.0 3.0 Add: Stock-based compensation 0.4 1.3 Add: Amortization of property, plant and equipment 0.2 0.7 Add: Amortization of intangible assets - 0.2 Loss from operations $ 7.5 $ 22.6 Cash Operating Costs ($M)

Reconciliation of Non-GAAP Measures Three months ended September 30, 2007 Nine months ended September 30, 2007 EBITDA loss $ 6.8 $ 20.4 Add: Stock-based compensation 0.4 1.3 Add: Amortization of property, plant and equipment 0.2 0.7 Add: Amortization of intangible assets 0.1 0.2 Less: Other income (1.0) (4.0) Net loss $ 6.5 $ 18.6 EBITDA ($M)

Agenda 1. First Quarter Results 2. Business Update 3. Financial Overview 4. Q & A

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